Exhibit 12.1

COMPUTATION OF HISTORICAL RATIOS OF EARNINGS TO FIXED CHARGES (1)

(in thousands, except ratio data)

CLOUD PEAK ENERGY INC.

December 31,
2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income tax benefit (provision), earnings (loss) from unconsolidated affiliates and minority interest	$(36,822)	$18,971	$(128,720)	$113,294	$63,066
Amortization of capitalized interest	5,270	6,101	11,664	10,432	6,602
Distributions of income from equity investments	4,530	1,515	—	2,250	2,000
Capitalized interest	—	(1,205)	(1,018)	(208)	(29,378)
Fixed charges	40,562	48,112	49,365	56,605	71,682
Adjusted income from continuing operations before income tax provision	$13,540	$73,494	$(68,709)	$182,373	$113,972
Fixed charges:
Interest expense	$39,780	$46,180	$47,561	$55,622	$41,665
Capitalized interest	—	1,205	1,018	208	29,378
Interest within rental expense	782	727	786	775	639
Total fixed charges	$40,562	$48,112	$49,365	$56,605	$71,682
Ratio of earnings to fixed charges (2)	0.3	x	1.5	—	x	3.2	x	1.6	x

(1)         For purposes of calculating the ratio of earnings to fixed charges, earnings were calculated by adding (i) earnings from continuing operations, (ii) interest expense, net, including the portion of rents representative of an interest factor, (iii) amortization of debt issue costs and capitalized interest, (iv) distributions from equity investments and (v) capitalized interest. Fixed charges consist of interest expense, net, amortization of debt issue costs, and the portions of rents representative of an interest factor.

(2)         Earnings for 2015 were inadequate to cover fixed charges by $118.1 million.